Jason L. Kent

T: +1 858 550 6044

jkent@cooley.com

April 24, 2013

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: John Reynolds, Assistant Director

Re:	Hot Topic, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed March 25, 2013
File No. 000-28784

Ladies and Gentlemen:

On behalf of Hot Topic, Inc. (“Hot Topic” or the “Company”) we are hereby filing with the Securities and Exchange Commission (the “Commission”) Amendment No. 1 (the “Amended Proxy Statement”) to the Company’s Preliminary Proxy Statement on Schedule 14A, initially filed with the Commission on March 25, 2013 (the “Original Proxy Statement”). Set forth below are the Company’s responses to the comments of the Commission’s Division of Corporation Finance (the “Staff”) given by letter (the “Comment Letter”) dated April 20, 2013 from John Reynolds, Assistant Director. The responses are numbered to correspond to the comments set forth in the Comment Letter, which for convenience, we have incorporated into the response letter. We are delivering one courtesy copy of the Amended Proxy Statement and one courtesy copy of this letter to Mr. Reynolds. In addition, we are delivering to Mr. Reynolds one courtesy copy of the Amended Proxy Statement marked to show the changes made to the Original Proxy Statement.

General

1.	Please advise us how you considered the requirements of Exchange Act Rule 13e-3 with respect to your transaction. Your analysis should address, as applicable, the equity participation of management in the parent company after the closing of the merger, alterations to existing employment agreements of management, your chief executive officer’s participation in negotiations and meetings concerning the potential sale of the company, and the representation of management on the board or other governing body of the parent company after the closing of the merger.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that prior to the filing of the Original Proxy Statement, the Company and Sycamore Partners Management L.L.C. (“Sycamore Partners”), together with the assistance of their respective counsel, considered the applicability of Rule 13e-3 (“Rule 13e-3”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) to the proposed merger (the “Merger”) of the Company with a

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wholly-owned subsidiary of 212F Holdings LLC (“Parent”), which is an affiliate of Sycamore Partners (Parent and Sycamore Partners, collectively with their affiliates, are hereinafter referred to as “Sycamore”). After careful consideration of the applicability of Rule 13e-3, including without limitation the Staff’s guidance in Compliance and Disclosure Interpretations: Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 (“C&DI”) 201.01, 201.05 and 201.06, the Company and Sycamore concluded that the Merger is not a “going private transaction” subject to Rule 13e-3 and Schedule 13E-3 under the Exchange Act because (i) Sycamore is not an affiliate of the Company, (ii) members of management of the Company (including, for these purposes, Ms. Harper, Mr. Hendricks, Mr. Mizicko, Ms. Munoz and Mr. Wehlitz, who are the “Rollover Investors” as described in the Amended Proxy Statement) (the “Management Parties”) should not be deemed to be “engaged in” the transaction nor should they be considered affiliates of the Company who exerted control or influence on the transaction process, and (iii) the proposed Merger resulted from arm’s length negotiations with Sycamore and a transaction process managed by the Transaction Committee of the Company’s Board of Directors (including the Company’s Lead Independent Director) and the Company’s financial advisor. The Company’s analysis is more fully described below.

Sycamore is not an affiliate of the Company

Rule 13e-3(a)(1) under the Exchange Act defines an “affiliate” of an issuer as “a person that directly or indirectly through one or more intermediaries controls, is controlled by or is under common control with such issuer.” Rule 12b-2 under the Exchange Act defines “control” to mean the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract or otherwise. It is generally understood that beneficial ownership above 10% or more of a class of voting securities or having a right to appoint a director to a company’s board of directors requires special scrutiny of the facts and circumstances of the relationship to determine whether or not a person is an affiliate.

As represented by Sycamore in Section 3.7 of the Agreement and Plan of Merger, dated as of March 6, 2013, among Parent, HT Merger Sub Inc. and the Company (the “Merger Agreement”), as of March 6, 2013, and during the three years prior to the execution of the Merger Agreement, Sycamore did not own, beneficially or otherwise, any shares of the Company’s capital stock or any contracts or obligations convertible into or exercisable or exchangeable for shares of the Company’s capital stock. Similarly, prior to the signing of the Merger Agreement, Sycamore did not have the right to appoint any member(s) of the Company’s Board of Directors or otherwise direct or cause the direction of the management and policies of the Company. For the foregoing reasons, the Company has determined that Sycamore is not an “affiliate” of the Company.

The Management Parties do not control Parent in a manner that would cause them to be deemed to be “Engaged In” the transaction

The Company acknowledges that the Management Parties are considered affiliates of the Company. As stated in C&DI 201.05, in situations where management ultimately would hold a material amount of the surviving company’s outstanding equity securities, occupy seats on the board of the surviving company in addition to senior management positions, and otherwise be in

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a position to “control” the surviving company within the meaning of Exchange Act Rule 12b-2, Rule 13e-3 may apply because the acquiring parties could be deemed to be an affiliate “engaged” in the Rule 13e-3 transaction. Per C&DI 201.01, additional factors that should be considered when determining whether Rule 13e-3 obligations apply to a particular transaction include “increases in consideration to be received by management” and “alterations in management’s executive agreements favorable to such management executive.” However, Footnote 6 of SEC Release No. 34-16075 states that “the Commission would not view a person as an affiliate of the purchaser solely because such person enters into or agrees to enter into a reasonable and customary employment agreement or is elected or there is an agreement to elect such person as an executive officer or director of the purchaser.” In this case, for the reasons discussed below, the Management Parties should not be considered to be “engaged in” the transaction or to be affiliates of the acquiring parties and, therefore, not subject to Rule 13e-3.

First, none of the members of the Company’s management are currently represented on the board of Sycamore or were otherwise affiliated with Sycamore prior to the execution of the Merger Agreement. As described in the “Background of the Merger” section of the Amended Proxy Statement, negotiations for the proposed Merger began when Sycamore made an unsolicited offer to acquire the Company. Management did not approach Sycamore to propose a transaction. In addition, as described in the “Background of the Merger” section of the Amended Proxy Statement, Sycamore and Ms. Harper did not negotiate Ms. Harper’s post-closing employment or compensation arrangements, including Ms. Harper’s potential equity participation in Parent, until more than two months following Sycamore’s expression of interest in December 2012 (at the $14 per share valuation that ultimately prevailed) and at a time when negotiations with respect to the definitive Merger Agreement were at an advanced stage. The Management Parties other than Ms. Harper did not receive proposals regarding their equity participation in Parent until the day before the signing of the Merger Agreement.

Second, upon consummation of the Merger, the Management Parties will not hold a material amount of the outstanding equity securities of Parent. As described on page 48 of the Amended Proxy Statement, pursuant to the Rollover Letters (as defined in the Amended Proxy Statement), the Management Parties will collectively hold approximately 3% of Parent’s outstanding equity securities, of which Ms. Harper will hold 2% and each other Management Party will hold less than 0.5%. Even when taking into account the restricted equity securities of Parent to be issued to Ms. Harper pursuant to the amended terms of her employment agreement as described on page 54 of the Amended Proxy Statement (which are subject to time-based vesting and are junior to a liquidation preference in favor of Sycamore and other preferred equity holders of Parent) and the potential investment by Ms. Harper, at her option, of an additional $2 million in Parent’s equity securities, Ms. Harper would still own only approximately 6.8% of Parent’s equity securities. This amount is significantly less than the 10% ownership threshold commonly associated with “control,” and, further, it is not certain whether Ms. Harper will choose to purchase all, or any, of the additional $2 million in Parent equity securities. The remaining amount of Parent’s equity securities will be held by affiliates of Sycamore Partners, and as a result Sycamore Partners will have complete control of Parent and the Company following the Merger.

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Although Ms. Harper and Sycamore have agreed to amend certain terms of Ms. Harper’s employment agreement upon the closing of the Merger as described on page 54 of the Amended Proxy Statement, the Company and Sycamore believe that such terms are reasonable and customary for a person holding Ms. Harper’s position in a similarly situated private company. Specifically, pursuant to Ms. Harper’s amended employment agreement, Ms. Harper will (i) continue as the Chief Executive Officer of the Company, (ii) participate in the Company’s (or Parent’s) annual bonus plan, to be established following the closing of the Merger, on substantially similar terms and conditions to the Company’s bonus plan currently provided to Ms. Harper, (iii) be entitled to receive payment for her legal and financial advisory fees incurred in connection with the negotiation of her employment terms and rollover equity participation, in an amount not to exceed $75,000, (iv) be entitled to a tax gross-up payment in connection with any excise tax that may be imposed on Ms. Harper in connection with the receipt of any payments deemed to be on account of a change of ownership or control of the Company (including as a result of the consummation of the Merger) and (v) receive grants of certain restricted incentive equity interests (that are subject to time-based vesting and are junior to a liquidation preference in favor of Sycamore and other preferred equity holders of Parent). Although the Company has been advised by Parent that Parent expects the current executive officers of the Company (other than Ms. Harper) to remain officers of the Company following the Merger, none of the members of the Company’s management (other than Ms. Harper) have any agreements or understandings with Parent regarding their employment following the Merger. Indeed, Section 4.2(b) of the Merger Agreement provides that, during the period prior to the closing of the Merger, Sycamore will not enter into any discussions, negotiations, agreements or amendments to existing agreements with the Company’s current officers and directors without the prior written consent of the Company.

Finally, although Sycamore has agreed to the continuation of Ms. Harper’s employment as the Chief Executive Officer of the Company and continued service on the Company’s Board of Directors and has agreed to appoint Ms. Harper as a member of the post-closing board of managers of Parent, the Company has been advised that Sycamore will have the ability to, and intends to, appoint all other members to the post-closing board of managers of Parent and, as such, Sycamore, and not Ms. Harper, will have control over the board of managers of Parent and the governance and operations of the surviving corporation.

The Merger was a result of arm’s length negotiations with an unaffiliated third party

The Merger was the result of arms-length negotiations between the Company and Sycamore, an unaffiliated party. As disclosed in the “Background of the Merger” section of the Amended Proxy Statement, following Sycamore’s initial expression of interest in acquiring the Company, the Company began a process of evaluating its strategic alternatives, including holding extensive discussions with a private equity fund (Company A), which ultimately indicated that it could not offer a price higher than the $14.00 per share being offered by Sycamore, and soliciting interest from ten other private equity funds who were identified as potential buyers of the Company, all of whom ultimately declined to pursue a transaction with the Company. This process was directed by the Company’s Board of Directors and the Transaction Committee thereof (the “Transaction Committee”), with the advice of the Company’s financial advisors and outside legal counsel. In addition, Matthew Drapkin, the Company’s Lead Independent

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Director, was consistently and substantially involved in the process, both as a member of the Transaction Committee and in his capacity as Lead Independent Director. Furthermore, as described on pages 23 and 24, respectively, of the Amended Proxy Statement, because Sycamore had expressed an interest in retaining the current management team, Ms. Harper’s participation on the Transaction Committee ceased on January 22, 2013 and she did not participate in the negotiation of the Merger Agreement.

In sum, notwithstanding the fact that the Management Parties will participate in the equity of Parent and Ms. Harper has entered into an agreement with Parent regarding her post closing employment terms, none of the Management Parties were involved in negotiating the material terms of the Merger Agreement. Accordingly, the proposed Merger is the product of a sales process and arm’s length negotiation controlled at all times by the Company’s Board of Directors (a majority of whom are independent and none of whom are affiliated with Sycamore), the Transaction Committee thereof and/or its Lead Independent Director, and not the Management Parties.

Summary Term Sheet

Interests of the Company’s Directors and Executive Officers in the Merger, page 2

2.	Please revise your disclosure to quantify the dollar amount of the interests held by the company’s executive officers and directors along with any consideration paid that may be different from the interests of the company’s shareholders. Also briefly address the material terms of Ms. Harper’s amended employment agreement entered into in connection with the completion of the Merger.

The Company respectfully acknowledges the Staff’s comment. The Company has revised the disclosure on pages 2 and 3 of the Amended Proxy Statement in accordance with the Staff’s comment.

Background of the Merger, page 20

3.	Please more fully elaborate on Ms. Harper’s prior experience with Guggenheim Securities, as noted on page 21.

The Company respectfully advises the Staff that Ms. Harper’s prior experience with Guggenheim noted on page 21 of the Original Proxy Statement refers to Ms. Harper’s experience working with Mr. Peter Comisar of Guggenheim in the early 2000s, at which time Ms. Harper was Chief Executive Officer of The Gymboree Corporation and Mr. Comisar was with another investment bank. The Company has revised the disclosure on page 21 of the Amended Proxy Statement in accordance with the Staff’s comment.

4.

On page 26, you disclose that “[b]etween March 1, 2013 and March 6, 2013, Mr. Holihan and Ms. Harper’s counsel … negotiated the terms and conditions of Ms. Harper’s support agreement and rollover commitment letter, including proposed amendments to her employment agreement to be effective as of the closing of the transaction.” Please describe the proposed amendments to Ms. Harper’s employment agreement that were

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discussed during this time. Please also describe in this section any other discussions or negotiations regarding amendments to Ms. Harper’s employment agreement that took place prior to the execution of the merger agreement on March 6, 2013.

The Company respectfully acknowledges the Staff’s comment. The Company has revised the disclosure on page 27 of the Amended Proxy Statement in accordance with the Staff’s comment.

5.	Please disclose when the contribution of approximately $7.7 million in cash by the rollover investors to the parent company was first discussed. Please also disclose any material developments or negotiations regarding this cash contribution that occurred between November 20, 2012 and March 6, 2013.

The Company respectfully advises the Staff that the rollover of equity interests by members of the Company’s management was first proposed on February 17, 2013, when Winston & Strawn delivered a revised draft of the Merger Agreement that contemplated the rollover, as described on page 25 of the Original Proxy Statement. The specific terms of Ms. Harper’s rollover commitment letter, including the proposed cash contribution by Ms. Harper, were negotiated between March 1, 2013 and March 6, 2013, as described on page 26 of the Original Proxy Statement. The specific terms of the rollover commitment letters for the remaining Rollover Investors (as defined on the Amended Proxy Statement) were first proposed on March 5, 2013, as described on page 27 of the Original Proxy Statement. The Company respectfully advises the Staff that there are no material developments or negotiations regarding the cash contribution that have not been disclosed in the Original Proxy Statement.

Certain Financial Projections, page 31

6.	We note your disclosure on page 31 that “[a]fter the LRP Projections had been prepared and provided to Guggenheim Securities for review in advance of the regularly scheduled board meeting on January 17, 2013, the Company received the unsolicited proposal from Sycamore to acquire the Company.” Please revise to clarify, if true, that the LRP Projections were prepared and provided to Guggenheim Securities after Sycamore expressed an interest in discussing a potential strategic transaction with the company on November 20, 2012.

The Company respectfully advises the Staff that the process of preparing the LRP Projections was initiated in early 2012, and the Company was in discussions with Guggenheim Securities to review the LRP Projections prior to November 20, 2012. The Company has revised the disclosure on page 32 of the Amended Proxy Statement to further clarify the timing of the preparation of the LRP Projections.

Opinion of Guggenheim Securities, LLC, page 34

7.	We note your disclosure on page 35 that Guggenheim Securities’ opinion was “provided to Hot Topic’s board of directors … and not intended to be used or relied upon for any other purpose or by any other person or entity.” We also note similar disclosure on page 3 of the Guggenheim Securities opinion included as Annex C to the proxy statement. Because this limitation on reliance by shareholders is inconsistent with disclosures relating to the opinion, the limitation should be removed.

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The Company respectfully acknowledges the Staff’s comment. The Company has revised the disclosure on page 36 of the Amended Proxy Statement in accordance with the Staff’s Comment. In addition, the Amended Proxy Statement includes a revised Annex C in which the aforementioned statement regarding reliance has been deleted.

Summary of Valuation and Financial Analyses, page 37

8.	Please disclose whether any additional companies fit within the criteria used to select the peer group companies but were not analyzed and, if so, why not.

The Company respectfully advises the Staff that the companies in this section were selected by Guggenheim Securities as companies principally operating as specialty retailers of mid-tier apparel and accessories primarily in U.S. malls and targeting customers primarily in their teens and 20s. Companies with an equity market capitalization less than $200 million were excluded. The disclosure on page 40 of the Amended Proxy Statement has been revised accordingly. There were no companies identified by Guggenheim Securities as falling within the criteria set forth above that were excluded from Guggenheim Securities’ analysis, other than those companies that were excluded as set forth above.

9.	Please disclose the methodology and criteria used to select the precedent merger and acquisition transactions. Please also indicate whether any additional transactions fit within these criteria but were not analyzed and, if so, why not.

The Company respectfully advises the Staff that the precedent merger and acquisition transactions in this section were selected by Guggenheim Securities as transactions announced after January 1, 2009 involving U.S. targets that were, on the date of the transaction announcement, softlines specialty retailers primarily focused on mid-tier apparel and/or accessories. Transactions for which the target’s financial metrics were not publicly disclosed or with transaction values less than $200 million were excluded. The disclosure on page 42 of the Amended Proxy Statement has been revised accordingly. There were no additional transactions identified by Guggenheim Securities as falling within the criteria set forth above that were excluded from Guggenheim Securities’ analysis, other than those transactions that were excluded as set forth above.

Other Considerations, page 43

10.	We note your disclosure on page 44 that “Hot Topic has agreed to pay Guggenheim Securities a transaction fee of approximately $6 million, all of which is contingent on successful consummation of the Merger.” We also note the disclosure in the opinion of Guggenheim Securities included as Annex C to the proxy statement that Guggenheim Securities will receive a customary fee, “a substantial portion of which is contingent on the successful consummation of the Merger.” Please reconcile your statements regarding the contingent nature of the fee.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that all of the fees payable to Guggenheim Securities are contingent on the successful consummation of the Merger. The Amended Proxy Statement includes a revised Annex C in which the reference to “a substantial portion” has been deleted.

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11.	We note your disclosure on page 44 that “Guggenheim Securities has not been previously engaged by Hot Topic or Sycamore during the last two years, other than Guggenheim Securities’ engagement by Hot Topic in connection with the Merger.” Please disclose any material relationship that existed during the past two years between Guggenheim Securities and/or its affiliates and the company’s affiliates. If applicable, please disclose any compensation received as a result of any such relationship. Please refer to Item 1015(b)(4) of Regulation M-A.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that no material relationship has existed during the past two years between Guggenheim Securities and/or its affiliates and the company’s affiliates, other than Guggenheim Securities’ engagement by the Company in connection with the Merger. The Company has revised the disclosure on page 45 of the Amended Proxy Statement to clarify this.

12.	Please provide a narrative and quantitative description of the fees paid or to be paid to Guggenheim Securities or its affiliates in connection with the various services described in the fourth full paragraph on page 44. If such information is not available or would require unreasonable effort or expense to obtain, please revise your disclosure to provide a narrative description of the fees paid or to be paid and an explanation of the reasons why such additional information is unavailable.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that as of the date hereof no fees have been paid to Guggenheim Securities with respect to the various services described in the fourth full paragraph on page 44 of the Original Proxy Statement, and there are no arrangements or agreements in place for the Company to pay any fees to Guggenheim Securities (other than the transaction fee payable in connection with the Merger). The Company has revised the disclosure on page 46 of the Amended Proxy Statement to clarify this.

Interests of Our Directors and Executive Officers in the Merger, page 50

13.	We note your disclosure that Ms. Harper’s employment agreement will be amended to provide that Ms. Harper is entitled to receive a gross-up payment in certain circumstances. Please describe any other material changes to Ms. Harper’s employment agreement. Please also describe any material changes to the employment agreements of the other executive officers of the company.

The Company respectfully acknowledges the Staff’s comment. The Company has revised the disclosure with respect to Ms. Harper’s employment agreement on pages 54 and 55 of the Amended Proxy Statement in accordance with the Staff’s comment. The Company respectfully advises the Staff that none of the other executive officers of the Company have agreements or understandings with Parent or the Company regarding changes to their employment terms in connection with or following the Merger.

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14.	Please specify the name of any director or executive officer of the company that will hold a position as a director or officer of the company or the parent company after completion of the merger.

The Company respectfully advises the Staff that, in accordance with the proposed terms of her amended employment agreement as disclosed on page 54 of the Amended Proxy Statement, Ms. Harper will be employed as the Chief Executive Officer of Parent following the Merger and will be a member of the Board of Managers of Parent following the Merger. The Company has been advised by Parent that Parent expects the current executive officers of the Company (other than Ms. Harper) to remain officers of the Company following the Merger. The Company has revised the disclosure on page 56 of the Amended Proxy Statement in accordance with the Staff’s comment. None of the current directors of the Company (other than Ms. Harper) is expected to have any involvement in the Company or Parent following the Merger.

15.	We note your disclosure on page 46 that “[o]n March 6, 2013, each of Lisa Harper, Chairman and Chief Executive Officer of the Company, Don Hendricks, Chief Operating Officer of the Company, Mark Mizicko, Chief Planning Officer of the Company, George Wehlitz, Jr., Chief Financial Officer of the Company, and Elizabeth Munoz, Senior Vice President of Product of the Company … entered into separate letter agreements … with Parent pursuant to which each Rollover Investor committed to contribute to Parent, as of the effective time of the Merger, cash and, with respect to Ms. Harper and Messrs. Hendricks and Mizicko, shares of common stock held by such Rollover Investor in exchange for certain equity securities of Parent ….” Please disclose the specific terms of these rollover agreements, including the number of equity securities of the parent company that each executive is entitled to receive and the percentage of the parent company’s equity securities (or class of equity securities) that such number represents.

The Company respectfully acknowledges the Staff’s comment. The Company has revised the disclosure on page 48 of the Amended Proxy Statement in accordance with the Staff’s comment.

Litigation Related to the Merger, page 63

16.	Please provide us with a copy of each of the complaints filed in connection with the proposed acquisition of the company by an affiliate of Sycamore, including any amended or consolidated complaints.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that copies of each of the complaints filed in connection with the Merger are being provided supplementally to the Staff concurrent with the delivery of this letter. In addition, the Company has updated the description of the litigation related to the Merger on page 66 and elsewhere in the Amended Proxy Statement to reflect developments in the litigation since the filing of the Original Proxy Statement.

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The Company has authorized us to confirm on its behalf that it acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the above responses and the related revisions to the Original Proxy Statement will be acceptable to the Staff. Please do not hesitate to call me at (858) 550-6044 or Barbara Borden at (858) 550-6064 with any comments or questions regarding the Amended Proxy Statement and this letter. We thank you for your time and attention.

Sincerely,

/s/ Jason L. Kent, Esq.

Jason L. Kent, Esq.

cc:	Jonathan Block, Esq. (Hot Topic, Inc.)
Barbara L. Borden, Esq. (Cooley LLP)
Rama Padmanabhan, Esq. (Cooley LLP)
Jonathan R. Russo, Esq. (Cooley LLP)

836099 v3/SD

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